EX-99.CODE ETH

GraniteShares ETF Trust

Financial Code of Ethics for Principal Executive and Financial Officers

1.	HONEST AND ETHICAL CONDUCT

The Principal Executive Officer, Principal Financial Officer, or other Trust officers performing similar functions (the “Principal Officers”) of the Trust shall act with honesty and integrity, ethically handle actual or apparent conflicts of interest between personal and professional relationships, and shall report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest between their interests and those of the Trust to the Audit Committee, the full Board of Trustees of the Trust, and, in addition, to any other appropriate person or entity that may reasonably be expected to deal with any conflict of interest in timely and expeditious manner. A conflict of interest can arise when a person takes actions or has interests that may make it difficult to perform his or her work on behalf of the Trust objectively and effectively.

The Principal Officers shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting acts or allowing their independent judgment to be subordinated or compromised.

The names of the Principal Officers covered by this Code of Ethics are listed on Schedule A hereto.

2.	FINANCIAL RECORDS AND REPORTING

The Principal Officers shall provide full, fair, accurate, timely and understandable disclosure in the reports and/or other documents to be filed with or submitted to the Securities and Exchange Commission or other applicable body by the Trust, or that is otherwise publicly disclosed or communicated. The Principal Officers shall comply with applicable rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

The Principal Officers shall respect the confidentiality of information acquired in the course of their work and shall not disclose such information except when authorized or legally obligated to disclose. The Principal Officers will not use for their personal benefit (directly or indirectly) any confidential information acquired in the course of their duties as Principal Officers.

The Principal Officers shall share knowledge with relevant parties to keep them informed of the business affairs of the Trust, as appropriate, and maintain skills important and relevant to the Trust’s needs; shall proactively promote ethical behavior of the Trust’s employees and as a partner with industry peers and associates; and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Trust.

3.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Principal Officers shall establish and maintain mechanisms to oversee the compliance of the Trust with applicable federal, state or local law, regulation or administrative rule, and to identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local law, regulation or rule.

4.	COMPLIANCE WITH THIS CODE OF ETHICS

The Principal Officers shall promptly report any violations of this Code of Ethics, including violations of securities laws or other laws, rules and regulations applicable to the Trusts, to the Audit Committee as well as the full Board of Trustees of the Trust and shall be held accountable for strict adherence to this Code of Ethics. A proven failure to uphold the standards stated herein shall be grounds for such sanctions as shall be reasonably imposed by the Board of Trustees of the Trust.

5.	AFFIRMATION OF THE CODE

Upon adoption of the Code, the Principal Officers must affirm in writing that they have received, read and understand the Code, and annually thereafter must affirm that they have complied with the requirements of the Code.

6.	AMENDMENT AND WAIVER

This Code of Ethics may only be amended or modified by approval of the Board of Trustees. Any substantive amendment that is not technical or administrative in nature or any material waiver, implicit or otherwise, of any provision of this Code of Ethics shall be communicated publicly in accordance with Item 2 of Form N-CSR under the 1940 Act.

Adopted: March 16, 2017

SCHEDULE A

Principal Executive Officer: William Rhind

Principal Financial Officer:	William Rhind

Item 13(a)(4)

On December 15, 2017, the assets held by the Master Income ETF (the “Acquired Fund”) a series of ETF Series Solutions, were transferred to GraniteShares HIPS US High Income ETF (the “Acquiring Fund”) a series of GraniteShares ETF Trust (the “Trust”) through a reorganization. KPMG LLP (“KPMG”) serves as the independent auditors for the Trust since the Trust’s inception on March 16, 2017. As a result of the reorganization, KPMG became the auditor of the Acquiring Fund effective December 15, 2017.

The Acquired Fund commenced operations on January 06, 2015 (Commencement of Operations). From the Commencement of Operations through December 14, 2017, neither the Trust nor anyone on their behalf has consulted KPMG on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Acquired Fund’s financial statements, or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said item 304).

Cohen & Company, Ltd (“Cohen”) ceased as the Acquired Fund independent registered public accounting firm upon the date of reorganization on December 15, 2017. During the period from the Commencement of Operations through December 14, 2017, Cohen reports on the Acquired Fund financial statements contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the period from the Commencement of Operations through December 14, 2017, there were no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the financial statements of the Acquired Fund for such period. During the period from the Commencement of Operations through December 14, 2017, there were no events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934.

The Trust has requested that Cohen furnishes it with a letter addressed to the Securities and Exchange Commission stating whether Cohen agrees with the statements contained above. A copy of the letter from Cohen to the Securities and Exchange Commission is filed as an exhibit hereto.

March 13, 2019

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re: GraniteShares HIPS US High Income ETF

File no. 811-23214

Dear Sir or Madam:

We have read Exhibit 13(a)(4) of Form N-CSR of GraniteShares HIPS US High Income ETF dated March 13, 2019, and agree with the statements concerning our Firm contained therein.

Very truly yours,

COHEN & COMPANY, LTD.